Exhibit 99.1

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE
TEEKAY OFFSHORE INTENDS TO ACQUIRE SEVAN PIRANEMA FPSO AND
ANNOUNCES $170 MILLION EQUITY PRIVATE PLACEMENT
Hamilton, Bermuda, November 10, 2011 — Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), announced today that Teekay Corporation (Teekay) and Teekay Offshore intend for Teekay Offshore to acquire the Sevan Piranema (Piranema) floating production, storage and offloading (FPSO) unit directly from Sevan Marine ASA (Sevan) for approximately $165 million, subject to certain working capital adjustments. The 2007-built Piranema FPSO is currently operating under a long-term charter to Petrobras S.A. on the Piranema field located offshore Brazil. The charter includes a firm contract period through March 2018, with up to 11 one-year extension options and includes cost escalation clauses.
The Piranema FPSO acquisition is part of Teekay’s previously announced proposed transaction to acquire three FPSO units from Sevan. The remaining two FPSOs, the Sevan Hummingbird (which is currently operating under a short-term charter contract), and the Sevan Voyageur (which is currently undergoing an upgrade) initially would be acquired by Teekay. If acquired by Teekay, both FPSO units would be eligible to be acquired by Teekay Offshore upon commencement of charter contracts with a firm period of greater than three years in duration.
In addition, the Partnership announced today that it has agreed to sell approximately 7.1 million common units in a private placement to a group of institutional investors for proceeds of approximately $170 million (excluding its general partner’s proportionate capital contribution), subject to the acquisition of the Piranema FPSO. The Partnership intends to use the proceeds from the sale of common units to partially finance the acquisition of the Piranema FPSO and to partially fund the Partnership’s previously announced acquisition of four newbuilding shuttle tankers that are scheduled to deliver in mid-2013. The institutional investors participating in the private placement are funds managed by Kayne Anderson Capital Advisors L.P., Fiduciary Asset Management, Inc., ClearBridge Advisors, LLC, Salient Capital Advisors, LLC. and Tortoise Capital Advisors, LLC.
The Partnership expects that the proposed acquisition of the Piranema FPSO and the closing of the private equity placement would occur concurrently during the fourth quarter of 2011.
The proposed transactions between Sevan and Teekay and Teekay Offshore, including the Piranema FPSO acquisition, remain subject to negotiation of definitive documentation and customary closing conditions, including, among others, formal approval by Sevan’s bondholders and shareholders, consent from charterers, and approvals by relevant regulatory authorities.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or any other securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
- more -

About Teekay Offshore
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation, oil production and storage services to the offshore oil industry. Teekay Offshore owns interests in 40 shuttle tankers (including four chartered-in vessels and four committed newbuildings), five floating storage and offtake (FSO) units, 10 conventional oil tankers, and two floating production, storage and offloading (FPSO) units. Teekay Offshore also has rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation.
Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: + 1 (604) 609-6442
Web site: www.teekayoffshore.com
- more -

FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s intended acquisition of the Piranema FPSO unit and the price and timing of such transaction; Teekay’s intended acquisition of other FPSO units from Sevan and Teekay’s potential offer of such FPSO units to the Partnership; and the financing of the proposed Piranema transaction by means of a private placement of common units. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: lack of definitive documentation relating to the proposed transactions of the Partnership and Teekay with Sevan; the potential inability to satisfy closing conditions to any such transactions or for the private placement equity financing; potential early termination of contracts; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2010. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
- end -